UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HEARTLAND FINANCIAL USA, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

42234Q102

(CUSIP Number)

Lynn B. Fuller	Thomas J. Fuller
960 Prince Phillip Drive	2735 West Armitage Ave, #201
Dubuque, IA 52003	Chicago, IL 60647
(563) 599-6350	(563) 542-1418

The address for all other Reporting Persons is:

Marcus J. Williams

Buchalter APC

1000 Wilshire Blvd., Suite 1500

Los Angeles, CA 90017

(213) 891-5088

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42234Q102

1.

  Names of Reporting Persons.

  Lynn B. Fuller

  Lynn B. Fuller Trust Under Agreement Dated 5/7/1996

  Lynn S. Fuller Family GST Trust (Lynn B. Fuller Trustee)

  LBF Heartland Partnership LLLP

  LBF Heartland Partnership II LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Iowa Trust and Limited Partnership, Florida Trust (GST)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 685,462 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 685,462 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 685,462 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.63%
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

(1)

Represents 2,181 shares of Common Stock representing the approximate amount of shares expected to be received on a net basis as a result of the vesting of 3,115 restricted stock units (RSUs) on March 6, 2022, but not settled as of filing; 1,209 RSUs scheduled to vest on March 31, 2022; 12,188 shares of Common Stock held in a 401(k) retirement account for the benefit of Lynn B. Fuller; 9,777 shares of Common Stock held by the Lynn B. Fuller Trust Under Agreement Dated 5/7/1996, for which Lynn B. Fuller serves as sole trustee with sole voting and dispositive power; 92,669 shares of Common Stock held by the Lynn S. Fuller Family GST Trust Under Agreement Dated 9/19/91 (Lynn B. Fuller Trustee), over which shares Lynn B. Fuller has sole voting and dispositive power; 313,180 shares of Common Stock held by LBF Heartland Partnership LLLP, for which Lynn B. Fuller serves as general partner with sole voting and dispositive power; and 254,258 shares of Common Stock held by LBF Heartland Partnership II LLLP, for which Lynn B. Fuller serves as general partner with sole voting and dispositive power.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Thomas J. Fuller Thomas J. Fuller Trust Under Agreement Dated 02/26/2021
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Iowa Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 210,617 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 210,617 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,067(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)

Represents 210,418 shares of Common Stock held by the Thomas J. Fuller Trust Under Agreement Dated 02/26/2021 and 199 shares of Common Stock held by Thomas J. Fuller directly. Of these shares, 96,580 are pledged in a margin account.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. The Reporting Person disclaims beneficial ownership of all shares other than those identified in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Cynthia A. Fuller Cynthia A. Fuller Trust Under Agreement Dated 7/2/2015
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Iowa Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 11,000 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 11,000 (1)
	10.	Shared Dispositive Power 11,000 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (trust)

(*)	indicates less than one percent.
(1)

Represents 11,000 shares of Common Stock held by the Cynthia A. Fuller Trust under Agreement Dated 7/2/2015, for which Ms. Cynthia A. Fuller serves as sole trustee with sole voting and dispositive power.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Barry H. Orr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 21,260 (1)
	8.	Shared Voting Power 218,300 (2)(3)
	9.	Sole Dispositive Power 21,260 (1)
	10.	Shared Dispositive Power 218,300 (2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 239,560 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)

Represents 4,778 held directly by Barry H. Orr; 1,303 PSAs scheduled to vest on March 11, 2022; and 15,179 shares of Common Stock held in an Individual Retirement Account for the benefit of Barry H. Orr.

(2)	Represents shares held by Barry H. Orr and his spouse, Kathy Orr, as joint tenants.
(3)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Kathy Orr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 218,300 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 218,300 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 218,300 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)	Represents shares held by Kathy Orr and her spouse, Barry H. Orr, as joint tenants.
(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Mary Lou Fuller Mary Lou Fuller Trust Under Agreement Dated 7/24/2018 Mary Lou Fuller Trustee Lynn S. Fuller Family GST Trust FBO Mary Lou Fuller U/A 9/19/91
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen; Illinois Trust; Florida Trust (GST)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 374,863 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 374,863 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 374,863 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)

Represents 282,193 shares of Common Stock held by the Mary Lou Fuller Trust Under Agreement Dated 7/24/2018, for which Mary Lou Fuller serves as sole trustee with sole voting and dispositive power, and 92,670 shares of Common Stock held by Mary Lou Fuller Trustee Lynn S. Fuller Family GST Trust FBO Mary Lou Fuller U/A 9/19/91 over which shares Mary Lou Fuller has sole voting and dispositive power.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Kurt M. Saylor Kurt M. Saylor Trust Under Agreement Dated 1/6/1998
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Kansas Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 111,910 (1)
	8.	Shared Voting Power 0(2)
	9.	Sole Dispositive Power 111,910 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,910 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)	Represents 111,910 shares of Common Stock held by the Kurt M. Saylor Trust Under Agreement Dated 1/6/1998, for which Kurt M. Saylor serves as sole trustee with sole voting and dispositive power.
(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to vote up to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Melissa J. Saylor Melissa J. Saylor Trust Under Agreement Dated 1/6/1998
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Kansas Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 46,311 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 46,311 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,311 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)	Represents 46,311 shares of Common Stock held by the Melissa J. Saylor Trust Under Agreement Dated 1/6/1998, for which Melissa J. Saylor serves as sole trustee with sole voting and dispositive power.
(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Thomas G. Richards Thomas G. Richards Living Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A. citizen, California Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 76,654 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 76,654 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,654 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)

Represents 70,045 shares of Common Stock held by the Thomas G. Richards Living Trust, for which Thomas G. Richards serves as sole trustee with sole voting and dispositive power; 292 shares of Common Stock held by an individual retirement account for the benefit of Thomas G. Richards, and 6,317 shares held by Thomas G. Richards under the name Thomas Richards or Tom G. Richards.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. R. Bruce Orr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 66,624
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 66,624
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,624(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (1) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Barry Brown
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 165,972
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 165,972
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,972 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (1) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Ronny Brown
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 53,639
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 53,639
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,639 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (1) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Robert D. Regnier Robert D. Regnier Revocable Trust Robert & Ann Regnier Family Limited Partnership Regnier Family Limited Partnership Regnier Family Limited Partnership II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen; Kansas Trust; Kansas Partnerships

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 506,425 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 506,425 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 506,425 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.20%
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

(1)

Represents 354,625 shares of Common Stock held by the Robert D. Regnier Revocable Trust, for which Robert D. Regnier is the sole trustee with sole voting and dispositive power; 66,821 in an individual retirement account for the benefit of Robert D. Regnier; 29,242 shares of Common Stock held by the Robert & Ann Regnier Family Limited Partnership, for which Robert D. Regnier serves as general partner with sole voting and dispositive power; and 55,737 shares of Common Stock are held by the Robert D. Regnier Family Limited Partnership II, for which Robert D. Regnier serves as general partner with sole voting and dispositive power

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Ramesh C. Kapur, CHANDA Kapur & Seema Chand Kapur fbo 2020 Gift Trust UTD 10/29/2020 RCK LP A Limited Partnership Kapur & Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Wisconsin Trust, Limited Partnership and Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 159,367 (1)
	8.	Shared Voting Power 14,155 (1)(2)
	9.	Sole Dispositive Power 159,367 (1)
	10.	Shared Dispositive Power 14,155 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,522 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

Includes 21,044 shares held by the Ramesh C. Kapur, CHANDA Kapur & Seema Chand Kapur fbo 2020 Gift Trust UTD 10/29/2020; 14,155 shares held by the reporting person’s spouse; 135,323 shares held in RCK LP A Limited Partnership, an entity of which the reporting person serves as general partner and thereby holds sole voting power and sole dispositive power with respect to shares held by such entity, and 3,000 shares held by Kapur & Associates, Inc., a corporation of which the reporting person is an officer and director and thereby holds sole voting power and sole dispositive power with respect to shares held by such entity.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Mike Mechenbier Mike Mechenbier & Kathleen Bechenbier Trust UA dtd 3/18/1988
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, New Mexico Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 45,843 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 45,843 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,843 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Represents less than 1%.
(1)

Includes 45,418 shares held by the Mike Mechenbier & Kathleen Mechenbier Trust UA dtd 3/18/1988, of which the reporting person serves as trustee and thereby exercises sole voting power and sole dispositive power, and 425 shares held by the reporting person individually.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Shannon Himango
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 86,293
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 86,293
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,293 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. James Young
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 20,000
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 20,000
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Ricky Green
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 56,285
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 56,285
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,285 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Fred Locker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 62,697
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 62,697
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,697 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Gary Rothwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 27,000
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 27,000
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. John Benton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 8,975
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 8,975
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,975 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Duncan Burkholder, MD
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 13,000
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 13,000
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. John W. Cox, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,160
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 1,160
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,160 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (1) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 3,043,512 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

SCHEDULE 13D

Explanatory Note: This Amendment No. 1 (“Amendment”) amends and supplements that certain beneficial ownership report on Schedule 13D filed with the Commission on March 7, 2022 (“Schedule 13D”) by the Reporting Persons identified therein. Except where the context plainly requires otherwise, references to the Schedule 13D shall describe the previous filing as amended hereby. The Reporting Persons are filing this Amendment to report an increase in beneficial ownership by virtue of the addition of certain reporting persons to the Stockholder Agreement as further described in Item 2, below, and the delivery by the stockholder representatives designated pursuant to the Stockholder Agreement of certain correspondence filed herewith as further described in Item 7, below. Capitalized terms used herein and not defined shall have the meanings assigned in the Schedule 13D.

Item 2. Identity and Background

(a) The following persons have entered into the Stockholder Agreement by virtue of the execution and delivery of a joinder in the form attached hereto as Exhibit 99.4, which joinders are effective as of April 20, 2022. References in this Amendment No. 1 and to subsequent amendments to the Schedule 13D shall be deemed to include the following additional persons as “Reporting Persons” for all purposes from and after such date. The following persons (the “Additional Reporting Persons”) are in addition to the Reporting Persons identified in the Schedule 13D:

28.	Ramesh Kapur, an individual, Consulting Engineer, Kapur & Associates, Inc.

29.	Ramesh C. Kapur, CHANDA Kapur & Seema Chand Kapur fbo 2020 Gift Trust UTD 10/29/2020

30.	RCK LP A Limited Partnership

31.	Kapur & Associates, Inc.

32.	Mike Mechenbier, an individual, Self-Employed Rancher

33.	Mike Mechenbier & Kathleen Mechenbier Trust UA dtd 3/18/1988

34.	Shannon Himango, an individual, Self-Employed Rancher

35.	James Young, an individual, Chief Executive Officer, Food Concepts International

36.	Ricky Green, an individual, Retired

37.	Fred Locker, an individual, owner, Ag Aviation, Inc.

38.	Gary Rothwell, an individual, Retired

39.	John Benton, an individual, Retired Banker

40.	Duncan Burkolder, MD, an individual, Physician in private practice

41.	John W. Cox, Jr., an individual, Retired

Each of the Additional Reporting Persons is included among the Stockholders from and after April 20, 2022 and from and after such date is party to or bound by the Stockholder Agreement.

The Issuer’s common stock votes as a single class on substantially all matters submitted to the stockholders of the Issuer for approval. The common stock carries one vote per share.

(b) The business address of each of the Reporting Persons is:

c/o Marcus J. Williams, Esq.

Buchalter, APC

1000 Wilshire Suite 1500

Los Angeles, California 90017

(c) The principal occupation, if any, of each of the Additional Reporting Persons who is an individual is indicated in response to Item 2(a), above. None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(d) None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(e) Each natural person identified in this Item 2 is a citizen of the United States. Each entity identified in this Item 2 is organized under the laws of the states set forth in the several cover sheets hereto.

Item 3. Source and Amount of Funds or Other Consideration

As indicated in the cover sheets above, the shares of common stock were previously acquired by the several Reporting Persons with personal funds, by inheritance, by gift, pursuant to equity compensation plans for the benefit of the employees and directors of the Issuer, or as a result of mergers of banks or bank holding companies in which they had previously invested, into the Issuer or its subsidiary banks.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended by appending the following information to follow the second paragraph of Item 4 as presented in the Schedule 13D.

On March 15, 2022, the Board removed Reporting Person Lynn B. Fuller from his position as Executive Operating Chairman of the Issuer, a position from which Mr. Fuller had previously notified the Board of his intention to retire following the Issuer’s annual meeting of stockholders scheduled to occur in May 2022. The Reporting Persons believe that this action was taken in retaliation for Mr. Fuller’s position as a member of the Reporting Persons and as a Stockholder Representative, and his opposition to actions by the Board that the Reporting Persons believe reflect the Board’s lack of receptiveness to shareholder engagement.

On April 20, 2022, the Additional Reporting Persons became parties to the Stockholder Agreement. On that same date, Thomas J. Fuller, in his capacity as a designated representative of the collective Reporting Persons, sent to the Board a letter in the form of Exhibit 99.5 expressing concern about the Board’s apparent unwillingness to conduct a thorough, fair and transparent process to seek an acquisition partner that would optimize the value of the organization to the Issuer’s stockholders. The text of such letter is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b) The Reporting Persons currently hold, in the aggregate, approximately 3,043,512 shares or 7.20% of the outstanding common stock and combined voting power of the Issuer’s common stock, based on 42,278,047 issued and outstanding shares of common stock of the Issuer as of February 23, 2022, as reported by the Issuer on its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2022, for the fiscal year ended December 31, 2021.

The aggregate number of shares and percentage of common stock outstanding beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of common stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Statement and are incorporated herein by reference and summarized in the following table.

As a result of the Stockholder Agreement, the Reporting Persons may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, up to an aggregate of 3,043,512 shares of common stock that are beneficially owned collectively by the parties to the Stockholder Agreement corresponding to each Reporting Person as set forth above in this Statement. All such shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 7.20% of the issued and outstanding common stock as of April 20, 2022.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of all securities of the Issuer except to the extent of their several pecuniary interests therein. The filing of this statement does not constitute an admission that any Reporting Person is a member of a “group” for the purposes of Sections 13(d) of the Exchange Act.

The following table summarizes the beneficial ownership of the Issuer’s common stock by the Reporting Persons. For additional detail regarding sole voting and dispositive power, and shared voting and dispositive power of the shares beneficially owned by each Reporting Person listed below, see the cover pages to this Statement, which are incorporated into this Item 5 by reference.

Reporting Person	Number of Shares of Common Stock Owned		Percentage of Common Stock Outstanding (1)
Lynn B. Fuller	685,462	(2)	1.63%
Thomas J. Fuller	210,617	(3)	*	%
Cynthia A. Fuller	11,000	(4)	*	%
Barry H. Orr	239,560	(5)	*	%
Kathy Orr	218,300	(6)	*	%
Mary Lou Fuller	374,863	(7)	*	%
Kurt M. Saylor	111,910	(8)	*	%
Melissa J. Saylor	46,311	(9)	*	%
Thomas G. Richards	76,654	(10)	*	%
R. Bruce Orr	66,624		*	%
Barry Brown	165,972		*	%
Ronny Brown	53,639		*	%
Robert D. Regnier	506,425	(11)	1.20%
Ramesh Kapur	173,522	(12)	*	%
Mike Mechenbier	45,643	(13)	*	%
Shannon Himango	86,293		*	%
James Young	20,000		*	%
Ricky Green	56,285		*	%
Fred Locker	62,597		*	%
Gary Rothwell	27,000		*	%
Duncan Burkolder	13,000		*	%
John Benton	8,975		*	%
John W. Cox, Jr	1,160		*	%
TOTAL (1)	3,043,512		7.20%

(*)	indicates less than one percent.

(1)	Duplicate share amounts omitted from Total. Percentages rounded to the nearest 1/100th of one percent.

(2)

Represents 2,181 shares of Common Stock representing the approximate amount of shares expected to be received on a net basis as a result of the vesting of 3,115 restricted stock units (RSUs) on March 6, 2022, but not settled as of filing; 1,209 RSUs scheduled to vest on March 31, 2022; 12,188 shares of Common Stock held in a 401(k) retirement account for the benefit of Lynn B. Fuller; 9,777 shares of Common Stock held by the Lynn B. Fuller Trust Under Agreement Dated 5/7/1996, for which Lynn B. Fuller serves as sole trustee with sole voting and dispositive power; 92,669 shares of Common Stock held by the Lynn S. Fuller Family GST Trust Under Agreement Dated 9/19/91 (Lynn B. Fuller Trustee), over which shares Lynn B. Fuller has sole voting and dispositive power; 313,180 shares of Common Stock held by LBF Heartland Partnership LLLP, for which Lynn B. Fuller serves as general partner with sole voting and dispositive power; and 254,258 shares of Common Stock held by LBF Heartland Partnership II LLLP, for which Lynn B. Fuller serves as general partner with sole voting and dispositive power. As a Designated Representative under the Stockholder Agreement, Lynn B. Fuller may be deemed to have shared voting power over 3,043,512 shares of common stock to the extent directed by the beneficial owners of such shares pursuant to the terms of the agreement. He disclaims any pecuniary or dispositive interest over any of such shares except for the shares indicated on Rows 7 through 11 of his cover sheet to this Statement.

(3)

Represents 210,418 shares of Common Stock held by the Thomas J. Fuller Trust Under Agreement Dated 02/26/2021 and 199 shares of Common Stock held by Thomas J. Fuller directly. As a Designated Representative under the Stockholder Agreement, Thomas J. Fuller may be deemed to have shared voting power over 3,043,512 shares of common stock to the extent directed by the beneficial owners of such shares pursuant to the terms of the agreement. He disclaims any pecuniary or dispositive interest over any of such shares except for the shares indicated on Rows 7 through 11 of his cover sheet to this Statement.

(4)

Represents 11,000 shares of Common Stock held by the Cynthia A. Fuller Trust under Agreement Dated 7/2/2015, for which Ms. Cynthia A. Fuller serves as sole trustee with sole voting and dispositive power.

(5)

Represents 4,778 held directly by Barry H. Orr; 1,303 PSAs scheduled to vest on March 11, 2022; 15,179 shares of Common Stock held in an Individual Retirement Account for the benefit of Barry H. Orr and 218,300 shares held by Barry H. Orr and his spouse, Kathy Orr, as joint tenants.

(6)	Represents shares held by Kathy Orr and her spouse, Barry H. Orr, as joint tenants.

(7)

Represents 282,193 shares of Common Stock held by the Mary Lou Fuller Trust Under Agreement Dated 7/24/2018, for which Mary Lou Fuller serves as sole trustee with sole voting and dispositive power, and 92,670 shares of Common Stock held by Mary Lou Fuller Trustee Lynn S. Fuller Family GST Trust FBO Mary Lou Fuller U/A 9/19/91 over which shares Mary Lou Fuller has sole voting and dispositive power.

(8)	Represents 111,910 shares of Common Stock held by the Kurt M. Saylor Trust Under Agreement Dated 1/6/1998, for which Kurt M. Saylor is the trustee and has sole voting and dispositive power.

(9)	Represents 46,311 shares of Common Stock held by the Melissa J. Saylor Trust Under Agreement Dated 1/6/1998, for which Melissa J. Saylor is the trustee and has sole voting and dispositive power.

(10)

Represents 70,045 shares of Common Stock held by the Thomas G. Richards Living Trust, for which Thomas G. Richards serves as sole trustee with sole voting and dispositive power; 292 shares of Common Stock held by an individual retirement account for the benefit of Thomas G. Richards, and 6,317 shares held by Thomas G. Richards under the name Thomas Richards or Tom G. Richards.

(11)

Represents 354,625 shares of Common Stock held by the Robert D. Regnier Revocable Trust, for which Robert D. Regnier is the sole trustee with sole voting and dispositive power; 66,821 in an individual retirement account for the benefit of Robert D. Regnier; 29,242 shares of Common Stock held by the Robert & Ann Regnier Family Limited Partnership, for which Robert D. Regnier serves as general partner with sole voting and dispositive power; and 55,737 shares of Common Stock are held by the Robert D. Regnier Family Limited Partnership II, for which Robert D. Regnier serves as general partner with sole voting and dispositive power.

(12)

Represents 21,044 shares held by the Ramesh C. Kapur, CHANDA Kapur & Seema Chand Kapur fbo 2020 Gift Trust UTD 10/29/2020; 14,155 shares held by the reporting person’s spouse; 135,323 shares held in RCK LP A Limited Partnership, an entity of which the reporting person serves as general partner and thereby holds sole voting power and sole dispositive power with respect to shares held by such entity, and 3,000 shares held by Kapur & Associates, Inc., a corporation of which the reporting person is an officer and director and thereby holds sole voting power and sole dispositive power with respect to shares held by such entity.

(13)

Represents 45,418 shares held by the Mike Mechenbier & Kathleen Mechenbier Trust UA dtd 3/18/1988, of which the reporting person serves as trustee and thereby exercises sole voting power and sole dispositive power, and 425 shares held by the reporting person individually.

(c) To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).

(d) Other than described above, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Stockholder Agreement*

99.2	Letter from Stockholders to Issuer Board of Directors dated March 7, 2022*

99.3	Letter from Lynn B. Fuller to issuer Board of Directors announcing retirement, February 14, 2022*

99.4	Form of Joinder to Shareholder Agreement

99.5	Letter from Stockholders to Issuer Board of Directors dated April 20, 2022

24.1	Agreement Regarding Joint Filing and Form of Power of Attorney †

*	Previously Filed.

†	Included in Exhibit 99.1.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2022

†	Denotes signatures by Thomas J. Fuller, attorney in fact

LYNN B. FULLER

/s/ Lynn B. Fuller†
Name:	Lynn B. Fuller
Title:	Member

LYNN B. FULLER TRUST UNDER AGREEMENT DATED 5/7/1996

By:	/s/ Lynn B. Fuller†
Name:	Lynn B. Fuller
Title:	Trustee

LYNN S. FULLER FAMILY GST TRUST (Lynn B. Fuller Trustee)

By:	/s/ Lynn B. Fuller†
Name:	Lynn B. Fuller
Title:	Trustee

LBF HEARTLAND PARTNERSHIP L.L.L.P.

By:	/s/ Lynn B. Fuller†
Name:	Lynn B. Fuller
Title:	General Partner

LBF HEARTLAND PARTNERSHIP II L.L.L.P.

By:	/s/ Lynn B. Fuller†
Name:	Lynn B. Fuller
Title:	General Partner

THOMAS J. FULLER

/s/ Thomas J. Fuller
Name:	Thomas J. Fuller
Title:	Member

THOMAS J. FULLER TRUST UNDER AGREEMENT DATED 2/26/2021

By:	/s/ Thomas J. Fuller
Name:	Thomas J. Fuller
Title:	Trustee

CYNTHIA A. FULLER

/s/ Cynthia A. Fuller†
Name:	Cynthia A. Fuller
Title:	Member

CYNTHIA A. FULLER TRUST UNDER AGREEMENT DATED 7/2/2015

By:	/s/ Cynthia A. Fuller†
Name:	Cynthia A. Fuller
Title:	Trustee

BARRY H. ORR

/s/ Barry H. Orr†
Name:	Barry H. Orr
Title:	Member

KATHY ORR

/s/ Kathy Orr†
Name:	Kathy Orr
Title:	Member

MARY LOU FULLER

/s/ Mary Lou Fuller†
Name:	Mary Lou Fuller
Title:	Member

MARY LOU FULLER TRUST UNDER AGREEMENT DATED 7/24/2018

By:	/s/ Mary Lou Fuller†
Name:	Mary Lou Fuller
Title:	Trustee

MARY LOU FULLER TRUSTEE LYNN S. FULLER FAMILY GST TRUST FBO MARY LOU FULLER U/A 9/19/91

By:	/s/ Mary Lou Fuller†
Name:	Mary Lou Fuller
Title:	Trustee

KURT M. SAYLOR

/s/ Kurt M. Saylor†
Name:	Kurt M. Saylor
Title:	Member

KURT M. SAYLOR TRUST UNDER AGREEMENT DATED 1/6/1998

By:	/s/ Kurt M. Saylor†
Name:	Kurt M. Saylor
Title:	Trustee

MELISSA J. SAYLOR

/s/ Melissa J. Saylor†
Name:	Melissa J. Saylor
Title:	Member

MELISSA J. SAYLOR TRUST UNDER AGREEMENT DATED 1/6/1998

By:	/s/ Melissa J. Saylor†
Name:	Melissa J. Saylor
Title:	Trustee

THOMAS G. RICHARDS

/s/ Thomas G. Richards†
Name:	Thomas G. Richards
Title:	Member

THOMAS G. RICHARDS LIVING TRUST

By:	/s/ Thomas G. Richards†
Name:	Thomas G. Richards
Title:	Trustee

R. BRUCE ORR

/s/ R. Bruce Orr†
Name:	R. Bruce Orr
Title:	Member

BARRY BROWN

/s/ Barry Brown†
Name:	Barry Brown
Title:	Member

RONNY BROWN

/s/ Ronny Brown†
Name:	Ronny Brown
Title:	Member

ROBERT D. REGNIER

/s/ Robert D. Regnier†
Name:	Robert D. Regnier
Title:	Member

ROBERT D. REGNIER REVOCABLE TRUST

By:	/s/ Robert D. Regnier
Name:	Robert D. Regnier
Title:	Trustee

ROBERT & ANN REGNIER FAMILY LIMITED PARTNERSHIP

By:	/s/ Robert D. Regnier†
Name:	Robert D. Regnier
Title:	General Partner

REGNIER FAMILY LIMITED PARTNERSHIP II

By:	/s/ Robert D. Regnier†
Name:	Robert D. Regnier
Title:	General Partner

RAMESH KAPUR

/s/ Ramish C. Kapur†
Name:	Ramish C. Kapur
Title:	Individual

RAMESH C. KAPUR, CHANDA KAPUR & SEEMA CHAND KAPUR FBO 2020 GIFT TRUST UTD 10/29/2020

By:	/s/ Ramesh C. Kapur†
Name:	Ramesh C. Kapur
Title:	Trustee

RCK LP A LIMITED PARTNERSHIP

By:	/s/ Ramesh C. Kapur†
Name:	Ramesh C. Kapur
Title:	General Partner

KAPUR & ASSOCIATES, INC.

By:	/s/ Ramesh C. Kapur†
Name:	Ramesh C. Kapur
Title:	President

MIKE MECHENBIER

/s/ Mike Mechenbier†
Name:	Mike Mechenbier
Title:	Individual

MIKE MECHENBIER & KATHLEEN MECHENBIER TRUST UTD 3/18/1988

/s/ Mike Mechenbier†
Name:	Mike Mechenbier
Title:	Trustee

SHANNON HIMANGO

/s/ Shannon Himango†
Name:	Shannon Himango
Title:	Individual

JAMES YOUNG

/s/ James Young†
Name:	James Young
Title:	Individual

RICKY GREEN

/s/ Ricky Green†
Name:	Ricky Green
Title:	Individual

FRED LOCKER

/s/ Fred Locker†
Name:	Fred Locker
Title:	Individual

GARY ROTHWELL

/s/ Gary Rothwell†
Name:	Gary Rothwell
Title:	Individual

JOHN BENTON

/s/ John Benton†
Name:	John Benton
Title:	Individual

DUNCAN BURKOLDER, MD

/s/ Duncan Burkolder†
Name:	Duncan Burkholder, MD
Title:	Individual

JOHN W. COX, JR.

/s/ John W. Cox, Jr.
Name:	John W. Cox, Jr.
Title:	Individual